301-700 West Pender Street

Vancouver, British Columbia V6C 1G8

Tel. No. (604) 685-9700

NOTICE OF ANNUAL GENERAL MEETING OF MEMBERS

TO THE MEMBERS:

NOTICE IS HEREBY GIVEN that the Annual General Meeting of CANARC RESOURCE CORP. (the "Company") will be held at Suite 301 – 700 West Pender Street, Vancouver, B.C. V6C 1G8, on Thursday, June 11, 2015 at 9:00 a.m. (local time) to transact the usual business of an Annual General Meeting and for the following purposes:

1.	To receive and consider the financial statements of the Company and its subsidiaries for the fiscal period ended December 31, 2014, including the accompanying notes and the auditor’s report, and the annual Management Discussion and Analysis.

2.	To determine the number of directors at four (4).

3.	To elect directors to hold office until the close of the next Annual General Meeting.

4.	To appoint an auditor for the Company to hold office until the close of the next Annual General Meeting and to authorize the directors to fix the remuneration to be paid to the auditor of the Company.

5.	To approve an ordinary resolution providing for the issuance of a maximum of 1,270,400 Shares of the Company (or such other maximum number acceptable to the TSX) to settle indebtedness to current and former directors;

6.	To approve an ordinary resolution providing for the issuance of a maximum of 2,548,240 Shares of the Company (or such other maximum number acceptable to the TSX) to settle indebtedness to current senior officers of the Company.

7.	To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice. Copies of any documents to be considered, approved, ratified and adopted or authorized at the Meeting will be available for inspection at the registered and records office of the Company at 1040-999 West Hastings Street, Vancouver, B.C. V6C 2W2, during normal business hours up to June 11, 2015 being the date of the Meeting, and at the Meeting.

The directors of the Company fixed the close of business on May 7, 2015 as the record date for determining holders of common shares who are entitled to vote at the Meeting.

A member entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote in his stead. If you are unable to attend the Meeting in person, please complete, sign and date the enclosed Form of Proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location in accordance with the instructions set out in the Form of Proxy and Information Circular accompanying this Notice.

Please advise the Company of any change in your address.

DATED at Vancouver, B.C. this 12th day of May, 2015.

BY ORDER OF THE BOARD

CANARC RESOURCE CORP.

“Catalin Chiloflischi”

Catalin Chiloflischi, Chief Executive Officer